

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 23, 2018

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

> **Re: Summit Semiconductor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 7, 2018**
> **File No. 333-224267**

Dear Mr. Moyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2018 letter.

Fee Table

1.   We note your response to prior comment 1. However, it remains unclear why the row reflecting the common stock underlying the underwriters' warrant contains a symbol instead of a dollar amount. Please tell us what this symbol means. Does it indicate you will fill in the amount of securities offered to the underwriters before effectiveness? Also, ensure you have filled in all required information before effectiveness; we note, for example, the number of shares offered to the underwriters in footnote 1 to your prospectus cover page and the offering price of the securities.

Risk Factors, page 10

2.   We note that you filed a free writing prospectus on May 11, 2018. Tell us how you believe you met the filing and delivery conditions in Rule 433(b)(2)(i) regarding this free writing prospectus, given that the prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it omits the volume of shares offered, the offering price of the shares and related information regarding your use of proceeds and dilution. If your use of the free writing prospectus exposes you to material risks, such as those relating to potential Section 5 violations, add appropriate risk factor disclosure addressing those risks.

Prospectus Summary, page 2

3.   We note your added disclosure on page 17 indicating that you are in default under disclosed indebtedness. Please revise your summary to highlight, if true, that creditors can claim proceeds of this offering in the absence of a waiver. Also, if any of these creditors are related persons as defined in Regulation S-K Item 404, ensure that your revised summary discloses the related nature of the creditors.

Use of Proceeds, page 27

4.   We note your response to prior comment 2 and your added disclosure that you intend to use proceeds from this offering to repay debt. Ensure that your table reflects the priority of uses as described in the text following the table. Also, revise to provide all information required by Instruction 4 to Regulation S-K Item 504.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: David E. Danovitch, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.